FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 2, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2019 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2019 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, May 2, 2019. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2019 in comparison with its results for the quarter ended March 31, 2018.

Summary of 2019 First Quarter Results

(Comparison with fourth and first quarter of 2018)

	1Q 2019	4Q 2018		1Q 2018
Net sales ($ million)	1,872	2,105	(11%)	1,866	0%
Operating income ($ million)	259	179	45%	212	22%
Net income ($ million)	243	225	8%	235	3%
Shareholders’ net income ($ million)	243	226	8%	235	3%
Earnings per ADS ($)	0.41	0.38	8%	0.40	3%
Earnings per share ($)	0.21	0.19	8%	0.20	3%
EBITDA* ($ million)	390	426	(8%)	354	10%
EBITDA margin (% of net sales)	20.9%	20.2%		19.0%

In the first quarter of 2019, sales declined 11% quarter-on-quarter, reflecting no deliveries of offshore line pipe for East Mediterranean gas projects concluded in the previous quarter and the slowdown in the US and Canadian markets. Operating income, which benefited from a $15 million recovery of tariffs paid on the import of steel bars into the United States to feed our Bay City mill, was 22% higher year-on-year on similar revenues, while net income for the quarter amounted to 13% of sales.

During the quarter, our working capital declined by $199 million, reflecting mostly a reduction in receivables and inventories. With operating cash flow of $548 million and capital expenditures of $86 million, our free cash flow amounted to $462 million (25% of revenues) and after paying $141 million for our investment in Saudi Steel Pipe (SSP), consolidating $74 million of SSP’s net debt and collecting $40 million from Techgen´s credits, our net cash position increased by $281 million to reach $766 million at the end of the quarter.

Market Background and Outlook

In the USA, there has been a limited slowdown in drilling activity in the year to date following the oil price downturn in the fourth quarter of last year and a more disciplined approach to capital expenditure by shale operators. In Canada, the slowdown has been more pronounced with a lack of pipeline takeaway capacity and government-mandated production cuts. Although oil prices have recovered in the year to date, capital discipline by shale operators is likely to persist through the year, which may limit any increase in drilling activity.

In Latin America, the recovery in drilling activity in Mexico may be tempered by financial constraints, while, in the rest of the region, drilling activity is expected to remain relatively stable, with shale drilling activity in Argentina switching from gas to oil.

In the eastern Hemisphere, drilling activity is expected to continue its gradual recovery with a focus on gas developments.

Following a solid performance in the first quarter, we expect to consolidate our sales around this level in the next quarter and hold margins at a similar level to last year. With a stable level of sales, and limited capital investment requirements, we should continue to generate a strong free cash flow during the year.

Analysis of 2019 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2019	4Q 2018		1Q 2018
Seamless	640	700	(9%)	651	(2%)
Welded	184	247	(26%)	285	(35%)
Total	824	947	(13%)	936	(12%)

Tubes	1Q 2019	4Q 2018		1Q 2018
(Net sales - $ million)
North America	893	967	(8%)	807	11%
South America	330	356	(7%)	285	16%
Europe	158	148	7%	153	4%
Middle East & Africa	301	436	(31%)	456	(34%)
Asia Pacific	81	77	5%	66	23%
Total net sales ($ million)	1,763	1,984	(11%)	1,766	0%
Operating income ($ million)	238	154	55%	194	23%
Operating margin (% of sales)	13.5%	7.7%		11.0%

Net sales of tubular products and services decreased 11% sequentially and were flat year on year. Sequentially a 13% decrease in volumes was partially offset by a 2% increase in average selling price resulting from a better product mix (higher proportion of seamless pipes). In North America sales decreased 8% sequentially, due to lower sales in the US onshore, reflecting activity reductions by our Rig Direct® customers. In South America sales declined 7% sequentially, reflecting lower sales of OCTG in Argentina. In Europe sales increased 7% thanks to higher sales of offshore line pipe products. In the Middle East and Africa sales decreased 31% sequentially, after the end of deliveries of line pipe products for the Zohr project in the East Mediterranean, while they were partially offset by $40 million sales from SSP. In Asia Pacific sales increased 5% thanks to an increase in sales of OCTG products to LNG projects in Australia.

Operating income from tubular products and services amounted to $238 million in the first quarter of 2019, compared to $154 million in the previous quarter and $194 million in the first quarter of 2018. In the previous quarter operating income was negatively affected by $109 million charge to amortization of customer relationships. Still after correcting for the one off effect in the previous quarter, the operating margin improved based on a better product mix(reflecting a mix of products with higher participation of seamless products) and a reduction in selling expenses.

Others	1Q 2019	4Q 2018		1Q 2018
Net sales ($ million)	109	121	(10%)	100	9%
Operating income ($ million)	21	25	(17%)	19	11%
Operating income (% of sales)	19.1%	20.7%		18.7%

Net sales of other products and services decreased 10% sequentially but increased 9% year on year. The sequential decrease in sales is mainly related to lower sales of sucker rods and coiled tubing.

Selling, general and administrative expenses, or SG&A, amounted to $345 million, or 18.5% of net sales, in the first quarter of 2019, compared to $487 million, 23.1% in the previous quarter and $350 million, 18.7% in the first quarter of 2018. In the previous quarter SG&A was negatively affected by $109 million charge to amortization of customer relationships. In addition to the one off charge, selling expenses declined reflecting lower volumes.

Financial results amounted to a gain of $24 million in the first quarter of 2019, compared to a loss of $6 million in the previous quarter and a loss of $8 million in the first quarter of 2018. The gain of the quarter corresponds mainly to an FX gain of $26 million, $21 million related to the Argentine peso devaluation on a net short position in local currency at Argentine subsidiaries which functional currency is the U.S. dollar.

Equity in earnings of non-consolidated companies generated a gain of $29 million in the first quarter of 2019, compared to a gain of $51 million in the previous quarter and a gain of $46 million in the first quarter of 2018. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas (BSP:USIM).

Income tax charge amounted to $70 million in the first quarter of 2019 or 22% of income before income tax, including $8 million net charges, related to foreign exchange variations, mainly in Argentina and Mexico.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2019 was $548 million, compared with $239 million in the previous quarter and a use of cash of $30 million in the first quarter of 2018. Working capital decreased by $199 million, reflecting, in part, the reduction in sales as well as a decrease in inventories.

Capital expenditures amounted to $86 million for the first quarter of 2019, compared to $76 million in the previous quarter and $92 million in the first quarter of 2018.

Free cash flow of the quarter amounted to $462 million (25% of revenues), compared to $163 million in the previous quarter and a negative free cash flow of $122 million in the first quarter of 2018.

After paying $141 million for our investment in SSP, consolidating $74 million of SSP’s net debt at the end of the quarter and collecting $40 million from Techgen´s credits, our net cash position amounted to $766 million, compared to $485 million at the beginning of the year.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on May 3, 2019, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489.1502 Internationally. The access number is “1691768”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12.00 pm ET on May 3, through 11.59 pm on May 11, 2019. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “1691768” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2019	2018
Continuing operations	Unaudited
Net sales	1,871,759	1,866,235
Cost of sales	(1,271,799)	(1,305,506)
Gross profit	599,960	560,729
Selling, general and administrative expenses	(345,366)	(349,634)
Other operating income (expense), net	4,422	1,102
Operating income	259,016	212,197
Finance Income	10,461	9,373
Finance Cost	(6,982)	(10,174)
Other financial results	20,915	(7,066)
Income before equity in earnings of non-consolidated companies and income tax	283,410	204,330
Equity in earnings of non-consolidated companies	29,135	46,026
Income before income tax	312,545	250,356
Income tax	(69,956)	(15,122)
Income for the period	242,589	235,234

Attributable to:
Owners of the parent	242,879	234,983
Non-controlling interests	(290)	251
	242,589	235,234

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2019		At December 31, 2018
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,197,512		6,063,908
Intangible assets, net	1,576,436		1,465,965
Right-of-use assets, net	233,899		-
Investments in non-consolidated companies	851,442		805,568
Other investments	111,119		118,155
Deferred tax assets	163,231		181,606
Receivables, net	156,954	9,290,593	151,905	8,787,107
Current assets
Inventories, net	2,462,762		2,524,341
Receivables and prepayments, net	141,985		155,885
Current tax assets	117,958		121,332
Trade receivables, net	1,528,467		1,737,366
Derivative financial instruments	11,614		9,173
Other investments	432,604		487,734
Cash and cash equivalents	897,767	5,593,157	428,361	5,464,192
Total assets		14,883,750		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent		12,005,132		11,782,882
Non-controlling interests		211,041		92,610
Total equity		12,216,173		11,875,492
LIABILITIES
Non-current liabilities
Borrowings	56,980		29,187
Lease liabilities	193,745		-
Deferred tax liabilities	364,938		379,039
Other liabilities	228,306		213,129
Provisions	37,511	881,480	36,089	657,444
Current liabilities
Borrowings	622,735		509,820
Lease liabilities	35,959		-
Derivative financial instruments	3,462		11,978
Current tax liabilities	238,622		250,233
Other liabilities	202,057		165,693
Provisions	29,496		24,283
Customer advances	57,234		62,683
Trade payables	596,532	1,786,097	693,673	1,718,363
Total liabilities		2,667,577		2,375,807
Total equity and liabilities		14,883,750		14,251,299

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2019	2018
Cash flows from operating activities	Unaudited

Income for the period	242,589	235,234
Adjustments for:
Depreciation and amortization	131,335	141,802
Income tax accruals less payments	9,951	(24,816)
Equity in earnings of non-consolidated companies	(29,135)	(46,026)
Interest accruals less payments, net	560	620
Changes in provisions	(1,870)	1,527
Changes in working capital	199,489	(363,552)
Currency translation adjustment and others	(5,303)	25,644
Net cash provided by (used in) operating activities	547,616	(29,567)

Cash flows from investing activities
Capital expenditures	(85,686)	(91,938)
Changes in advance to suppliers of property, plant and equipment	501	(414)
Acquisition of subsidiaries, net of cash acquired	(132,845)	-
Loan to non-consolidated companies	-	(2,200)
Repayment of loan by non-consolidated companies	40,470	1,950
Proceeds from disposal of property, plant and equipment and intangible assets	262	1,484
Changes in investments in securities	66,777	84,616
Net cash (used in) investing activities	(110,521)	(6,502)

Cash flows from financing activities
Changes in non-controlling interests	1	-
Payments of lease liabilities	(10,171)	-
Proceeds from borrowings	184,396	277,711
Repayments of borrowings	(139,052)	(248,041)
Net cash provided by financing activities	35,174	29,670

Increase (decrease) in cash and cash equivalents	472,269	(6,399)
Movement in cash and cash equivalents
At the beginning of the period	426,717	330,090
Effect of exchange rate changes	(1,484)	1,050
Increase (decrease) in cash and cash equivalents	472,269	(6,399)
At March 31,	897,502	324,741

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2019	2018
Operating income	259,016	212,197
Depreciation and amortization	131,335	141,802
EBITDA	390,351	353,999

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and non-current investments less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Currentand Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At March 31,
	2019	2018
Cash and cash equivalents	897,767	328,675
Other current investments	432,604	999,576
Non-current Investments	106,945	234,739
Derivatives hedging borrowings and investments	8,184	(6,063)
Borrowings – current and non-current	(679,715)	(1,005,595)
Net cash / (debt)	765,785	551,332

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2019	2018
Net cash provided by (used in) operating activities	547,616	(29,567)
Capital expenditures	(85,686)	(91,938)
Free cash flow	461,930	(121,505)